Exhibit 12.2
Consolidated Edison Company of New York, Inc.
Ratio of Earnings to Fixed Charges
(Millions of Dollars)

	For the Nine Months Ended September 30, 2018	For the Twelve Months Ended December 31, 2017	For the Nine Months Ended September 30, 2017
Earnings
Net Income	$969	$1,104	$883
Preferred Stock Dividend	—	—	—
(Income)/Loss from Equity Investees	—	—	—
Minority Interest Loss	—	—	—
Income Tax	274	685	551
Pre-Tax Income	$1,243	$1,789	$1,434
Add: Fixed Charges*	536	657	488
Add: Distributed Income of Equity Investees	—	—	—
Subtract: Interest Capitalized	—	—	—
Subtract: Pre-Tax Preferred Stock Dividend Requirement	—	—	—
Earnings	$1,779	$2,446	$1,922
* Fixed Charges
Interest on Long-term Debt	$482	$602	$447
Amortization of Debt Discount, Premium and Expense	10	13	9
Interest Capitalized	—	—	—
Other Interest	23	14	11
Interest Component of Rentals	21	28	21
Pre-Tax Preferred Stock Dividend Requirement	—	—	—
Fixed Charges	$536	$657	$488
Ratio of Earnings to Fixed Charges	3.3	3.7	3.9